Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of WhiteHawk Income Corporation, filed pursuant to Rule 462(b) of the Securities Act of 1933, of our report dated March 31, 2026, except for Note 3, as to which the date is May 6, 2026, relating to the consolidated financial statements of WhiteHawk Income Corporation (the “Company”) as of and for the year ended December 31, 2025 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement of the 2025 consolidated financial statements), and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-1 of WhiteHawk Income Corporation, as amended, (No. 333-295743) and related prospectus.

/s/ Baker Tilly US, LLP

Dallas, Texas

June 8, 2026